# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLUG POWER INC, CIK 0001093691
CUSIP: 72919P202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 VISTA BOULEVARD, 125 VISTA BOULEVARD, SLINGERLANDS, New York (NY), 12159
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0001140361-21-007587
Filed by CIK 0001844540
Persons authorized to receive notices and communications: Aubrey Kelley, 515 W 156 St, Apt 54, New York, New York (NY), 10032, 6063830954

## Reporting persons
- Grove Energy Capital LLC (CIK 0001844540): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The percentage ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025, as reported in the Issuer's Prospectus Supplement dated June 6, 2025 to Prospectus dated May 27, 2025 (Registration Statement No. 333-287577), such Prospectus Supplement filed with the Securities and Exchange Commission on June 6, 2025 (the "Prospectus Supplement"). The percentage is 4.79, rounded up to 4.8.
- Plutus Capital NY, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 0 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025. as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.
- PassKey, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025. as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.
- PNES Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025, as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.
- PRISM Energy International Americas, Inc. (formerly known as SK E&S Americas, Inc.): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025, as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.
- SK Innovation Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025 as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.
- SK Inc. (formerly known as SK Holdings Co., Ltd.): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,966,188; sole dispositive power 0; shared dispositive power 54,966,188; aggregate amount beneficially owned 54,966,188 (4.8% of the class)
  Comment: The beneficial ownership in row 13 is based on 1,146,559,359 shares of common stock outstanding as of June 5, 2025 as reported in the Prospectus Supplement. The percentage is 4.79, rounded up to 4.8.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: PLUG POWER INC
Address of issuer's principal executive offices: 125 VISTA BOULEVARD, 125 VISTA BOULEVARD, SLINGERLANDS, New York (NY), 12159
Comment:
Item 1 of the Existing Schedule 13D (as defined below) is hereby updated and supplemented as follows:

This Amendment No. 3 to the statement on Schedule 13D ("Amendment No. 3") amends the statement on Schedule 13D originally filed on March 8, 2021, as amended by Amendment No. 1 to the statement on Schedule 13D filed on May 11, 2022, and as further amended by Amendment No. 2 to the statement on Schedule 13D filed on November 4, 2024 (as so amended, the "Existing Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings ascribed in the Existing Schedule 13D.

This Amendment No. 3 is being filed on behalf of (i) Grove Energy Capital LLC, a Delaware limited liability company, (ii) Plutus Capital NY, Inc., a Delaware corporation, (iii) PNES Investments, LLC, a Delaware limited liability company, (iv) PassKey, Inc., a Delaware corporation, (v) PRISM Energy International Americas, Inc. (formerly known as SK E&S Americas, Inc.), a Delaware corporation, (vi) SK Innovation Co., Ltd., a company organized under the laws of the Republic of Korea, and (vii) SK Inc. (formerly known as SK Holdings Co., Ltd.), a company organized under the laws of the Republic of Korea (together with each of (i) through (vi) above, a Reporting Person).

The Reporting Persons have not engaged in any acquisition or disposition of common stock of the Issuer after the original date of acquisition, other than pursuant to internal reorganizations, the most recent of which was reported in Amendment No. 2 to the Schedule 13D. This Amendment No. 3 is being filed solely to report a decrease in the Reporting Persons percentage of beneficial ownership to below 5% resulting from dilution from various share issuances by the Issuer. On June 5, 2025, the Issuer filed with the Securities and Exchange Commission a prospectus supplement dated June 6, 2025 (the Prospectus Supplement) to a prospectus dated May 27, 2025, disclosing that based on 1,146,559,359 shares of common stock issued and outstanding as of June 5, 2025, the Reporting Persons beneficially owned 4.79% of the Issuers common stock. Having performed their own calculation of beneficial ownership based on the number of outstanding shares as disclosed therein, the Reporting Persons are filing this Amendment No. 3 to report the reduction in their percentage beneficial ownership to 4.79%. The Reporting Person have used June 6, 2025, the filing date of the Prospectus Supplement as the date of the event triggering the filing of Amendment No. 3 as it is not possible to determine an exact date prior thereto as of which the Reporting Persons beneficial ownership fell below the 5% threshold as a result of dilution. As the Reporting Persons beneficial ownership is now below 5%, this Amendment No. 3 constitutes an exit filing on behalf of all Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3 and in Item 1 above are incorporated herein by reference. The reported percentage of the class beneficially owned by each Reporting Person is based on 1,146,559,359 shares of Common Stock issued and outstanding as of June 5, 2025, as reported by the Issuer in the Prospectus Supplement.

Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement, dated as of May 11, 2022, by and among the Reporting Persons (incorporated by reference in this Amendment No. 2, as previously filed as Exhibit A with Amendment No. 1).

## Signatures
- Grove Energy Capital LLC: Lee, Ji Young, Lee, Ji Young/Authorized Signatory (06/25/2025)
- Plutus Capital NY, Inc.: Lee, Ji Young, Lee, Ji Young/Authorized Signatory (06/25/2025)
- PassKey, Inc.: Park, Ki Dae, Park, Ki Dae/Authorized Signatory (06/25/2025)
- PNES Investments, LLC: Park, Ki Dae, Park, Ki Dae/Authorized Signatory (06/25/2025)
- PRISM Energy International Americas, Inc. (formerly known as SK E&S Americas, Inc.): Lee, Hyun Boo, Lee, Hyun Boo/Authorized Signatory (06/25/2025)
- SK Innovation Co., Ltd.: Lee, Woo Hyun, Lee, Woo Hyun/Authorized Signatory (06/25/2025)
- SK Inc. (formerly known as SK Holdings Co., Ltd.): Cho, Wonsang, Cho, Wonsang/Authorized Signatory (06/25/2025)